August 19, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Division of Corporation Finance

Office of Manufacturing

Washington, D.C. 20549

Attention: Bradley Ecker and Erin Purnell

Re:	Laird Superfood, Inc. Registration Statement on Form S-3 Filed on June 26, 2024 File No. 333-280510

Ladies and Gentlemen:

This letter provides the response of Laird Superfood, Inc. (the “Company”) to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter, dated July 30, 2024, with respect to the Company’s Registration Statement on Form S-3 (File No. 333-280510) (the “Registration Statement”) filed with the Commission on July 25, 2024. In connection with this letter, an amendment to the Registration Statement (“Amendment No. 1”) has been submitted to the Commission on the date hereof.

For your convenience, the Staff’s comments are set forth in bold, followed by responses on behalf of the Company. Unless otherwise indicated, all page references in the responses set forth below are to the pages of the clean copy of Amendment No. 2. Capitalized terms used but not otherwise defined herein shall have the meanings assigned to such terms in Amendment No. 2.

Amendment No. 1 to Form S-3 filed July 25, 2024

Exhibits

1.	We note that you have filed your Sponsorship and Support Agreement as an additional exhibit. Please re-file your exhibit and revise your exhibit index to indicate that the Sponsorship and Support Agreement is a material contract. Refer to Item 601(b)(10)(ii)(A) of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company has re-filed the Sponsorship and Support Agreement as Exhibit 10.1 to Amendment No. 2.

General

2.	We note your response to our prior comment 1 that there are remaining conditions for KPRB to receive the market-based shares that may be outside of KPRB's control. Please revise to describe all such conditions for KPRB to receive the shares.

Haynes and Boone, LLP	2801 N. Harwood Street | Suite 2300 | Dallas, TX 75201 T: 214.651.5000 | haynesboone.com

U.S. Securities and Exchange Commission

Division of Corporate Finance

Office of Manufacturing

August 19, 2024

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised page 11 of Amendment No. 2 to remove an aggregate of 300,000 shares of common stock relating to the achievement of the $5.00, $6.00 and $7.00 thresholds in the Sponsorship and Support Agreement. The Sponsorship and Support Agreement terminated pursuant to its terms on August 14, 2024. As a result, the foregoing shares are no longer issuable under the agreement and are no longer being registered for resale under the Registration Statement.

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U.S. Securities and Exchange Commission

Division of Corporate Finance

Office of Manufacturing

August 19, 2024

If you have any questions or require any additional information, please do not hesitate to contact the undersigned at (214) 651-5443.

Very truly yours,

/s/ Matthew L. Fry
Matthew L. Fry
Haynes and Boone, LLP

cc:
Jason Vieth, Chief Executive Officer
Anya Hamill, Chief Financial Officer
Kierra Jones, Esq., Haynes and Boone, LLP